[Letterhead of Sutherland Asbill & Brennan LLP]

September 23, 2014

VIA EDGAR

Ms. Sheila Stout

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Newtek Business Services Corp.
Registration Statement on Form N-14
File No.: 333-195998

Dear Ms. Stout:

On behalf of Newtek Business Services Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on September 9, 2014 with respect to the Company’s registration statement on Form N-14 (File No. 333-195998), filed with the Commission on August 27, 2014 (the “Registration Statement”), the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses.

Accounting Comments

1.	We note your response to prior comment 3 set forth in the Response Letter. On a supplemental basis, please provide the Staff with the Company’s analysis regarding how the Company’s sale of the guaranteed portion of its SBA 7(a) loans meets sales treatment when analyzed under U.S. generally accepted accounting principles.

Response: The Company advises the Staff on a supplemental basis that its analysis regarding the Company’s sale of the guaranteed portion of its SBA 7(a) loans meets sales treatment when analyzed under U.S. generally accepted accounting principles is as follows:

Purpose:

To ascertain the appropriate accounting treatment of Participations within the context of transferred financial assets of guaranteed portions.

Ms. Sheila Stout

September 23, 2014

I.	Does the transfer meet the requirements of a sale under ASC Topic 860-10?

II.	Has the transferor relinquished control over the transferred financial assets in accordance with ASC Topic 860?

Fact Pattern:

Newtek Small Business Finance, Inc., (“NSBF”) a wholly owned subsidiary of Newtek Business Services, Inc., (“Newtek NY”) originates, funds, and services government guaranteed loans under section 7(a) of the Small Business Act. NSBF and The Small Business Administration (“SBA”) have entered into a guaranty agreement on Form 750 which is applicable to loans made by NSBF in participation with the SBA. Form 750 effectively represents NSBF’s license to originate 7(a) loans in connection with the Small Business Act. The SBA does not fully guarantee the SBA 7(a) Loans: An SBA 7(a) Loan is bifurcated into a guaranteed portion and an unguaranteed portion, each accruing interest on the principal balance of such portion at a per annum rate in effect from time to time. Amounts collected in respect of SBA 7(a) Loans are allocated pro rata based on the outstanding principal balances of the related guaranteed and unguaranteed portions. The bifurcation of an SBA 7(a) Loan into guaranteed and unguaranteed portions ensures that the SBA and the SBA Lender share the risk that the related borrower will not repay the SBA 7(a) Loan in full based on their pro rata amount; the two portions are pari passu, that is neither is senior nor subordinate to the other. NSBF transfers the guaranteed portions via SBA Form 1086 into the secondary market to a new registered holder. Guaranteed SBA 7(a) loans are routinely traded in the secondary market by market participants. Form 1086 is an SBA Form required for the initial transfer of guaranteed interest to the secondary market (from the originating lender to the new registered holder). Form 1086 is titled “Secondary Participation Guaranty Agreement”.

NSBF both historically and as a matter of its business plan sells the guaranteed portion in the secondary market when the guaranteed portion becomes available for sale upon the closing of the SBA 7(a) loan. NSBF sells the guaranteed portion for a premium which, effectively represents the value of the government guaranty. NSBF recognizes the transfer of the guaranteed portion as a sale in accordance with FASB Accounting Standards Codification Topic 860, Transfers and Servicing. The gain on sale is presented as premium income in the statement of income.

Transfer of Financial Assets under ASC 860:

Under Topic 860, a transfer of financial assets is accounted for as a sale if the transferor surrenders control over the transferred financial assets. Topic 860 evaluates three elements of control:

Ms. Sheila Stout

September 23, 2014

•	Isolation of transferred financial assets;

•	If there is continuing involvement, the transferee’s rights to pledge or exchange; and

•	Effective control.

Evaluation of these three conditions requires consideration of all relevant rights and obligations;

The unit of account to which Topic 860’s control criteria are applied is denoted below. Topic 860 defines transferred financial assets as any of the following:

•	An entire financial asset;

•	A group of entire financial assets; or

•	A participating interest in an entire financial asset.

As it relates to Newtek NY, the conditions permitting the application of sale accounting are contingent upon whether a loan qualifies as a loan participation. A loan participation is defined as a transaction in which a single lender makes a loan to a borrower and subsequently transfers undivided interests in the loan to groups of banks or other entities. ASC 860-10 stipulates that a participating interest has all of the following characteristics:

1 - From the date of the transfer, it represents a proportionate (pro rata) ownership interest in an entire financial asset. The percentage of ownership interests held by the transferor in the entire financial asset may vary over time, while the entire financial asset remains outstanding as long as the resulting portions held by the transferor (including any participating interest retained by the transferor, its consolidated affiliates included in the financial statements being presented, or its agents) and the transferee(s) meet the other characteristics of a participating interest.

2 - From the date of the transfer, all cash flows received from the entire financial asset are divided proportionately among the participating interest holders (including any interest retained by the transferor, its consolidated affiliates included in the financial statements being presented, or its agents) in an amount equal to their share of ownership. An allocation of specified cash flows is not an allowable characteristic of a participating interest unless each cash flow is proportionately allocated to the participating interest holders. Any cash flows received by the transferor as proceeds of the transfer of the participating interest shall be excluded provided that the transfer does not result in the transferor receiving an ownership interest in the financial asset that permits it to receive disproportionate cash flows.

Ms. Sheila Stout

September 23, 2014

3 - The priority of cash flows has all of the following characteristics:

-	The rights of each participating interest holder (including the transferor in its role as a participating interest holder) have the same priority.

-	No participating interest holder’s interest is subordinated to the interest of another participating interest holder.

-	The priority does not change in the event of bankruptcy or other receivership of the transferor, the original debtor, or any other participating interest holder.

4 - Participating interest holders have no recourse to the transferor (or its consolidated affiliates included in the financial statements being presented or its agents) or to each other, other than any of the following:

i.	Standard representations and warranties
ii.	Ongoing contractual obligations to service the entire financial asset and administer the transfer contract
iii.	Contractual obligations to share in any set-off benefits received by any participating interest holder.

That is, no participating interest holder is entitled to receive cash before any other participating interest holder under its contractual rights as a participating interest holder. For example, if a participating interest holder also is the servicer of the entire financial asset and receives cash in its role as servicer, that arrangement would not violate this requirement.

5 - No party has the right to pledge or exchange the entire financial asset unless all participating interest holders agree to pledge or exchange the entire financial asset.

A set-off right is not an impediment to meeting the participating interest definition.

Analysis:

Participation Classification

The primary consideration is to ascertain whether or not the transfer of financial assets by Newtek NY to the Transferee constitutes a Participation. Participation classification as per ASC Topic 860 is dictated by a series of characteristics denoted above, labeled 1-5.

Ms. Sheila Stout

September 23, 2014

The first characteristic is met given the fact that the Participant shares in principal ownership on a pro rata basis and does not participate in an interest only instrument. Effectively the Participant has a percentage of principal ownership. Through Form 1086, NSBF has effectively sold the Guaranteed Interest to the Registered Holder. Additionally, through Form 1086, the Registered Holder will be issued a Guaranteed Interest Certificate which evidences ownership of the Guaranteed Interest in the name of the Registered Holder. The Guaranteed Interest Certificate is issued by the SBA’s Fiscal Transfer Agent (FTA). Payments of interest and principal are serviced by NSBF and remitted to the FTA on a monthly basis based upon the Registered Holders percentage of ownership. The FTA then remits payments of principal and interest to the Registered Holder. Lastly, attachment 1a of Form 1086 illustrates the pro rata ownership calculation.

The second characteristic is attained based upon the proportionate ownership interest described above in conjunction with the fact that no allocation of specific cash flows on a disproportionate basis is designated in Form 1086. All payments received of both interest and principal are allocated based upon the ownership interest and distributed on a pari passu basis.

The third characteristic encompasses the priority of cash flows. SBA Form 1086 indicates that the Participant is not senior or subordinate in terms of the priority of cash flows. Each of the parties share on an equitable basis based upon their pro rata share.

The fourth characteristic is met given the fact that the transfer contains no recourse provisions outside the scope of requirement #4 listed above.

The fifth characteristic is met as the agreement does not give any party the right to pledge or exchange the entire financial asset.

Relinquishment of Control

To ascertain whether or not control over the participating interest of the financial assets has been surrendered hinges on the transferor’s continuing involvement in the transferred financial assets. In NSBF’s case, it has relinquished all effective control over the financial assets transferred, evidenced by the fact that the registered holder, per Form 1086 paragraph 8, maintains the right to assign its portion of the Guaranteed Interest. Furthermore, the Registered Holder may transfer its ownership interest.

Lastly, Form 1086 contains no callable features or repurchase provisions with respect to the transferred assets.

Ms. Sheila Stout

September 23, 2014

Conclusion:

Based upon the analysis performed above, it is appropriate for the transfers of guaranteed interests to be accounted for as participations and recorded as a sale under ASC Topic 860.

2.	New Business Structure— It does not appear that the entities listed in the organizational structure chart on page 6 are included in the Schedule of Investments. Please include the entities in the Schedule of Investments.

Response: The Company advises the Staff on a supplemental basis that the entity names listed in the organizational structure chart set forth in the “summary” section of the Prospectus are defined terms and that the entities listed in that chart are included in the Schedule of Investments under their full legal names. The Company has revised the Registration Statement to clarify the defined terms.

3.	Comparative Fees and Expenses— Please clarify to the Staff which entity is bearing the fees and expenses associated with the Reincorporation Transaction. The disclosure in the Comparative Fees and Expenses table lists the Company as bearing the fees; whereas, the Seed Stage Balance Sheet states that Newtek NY will bear the offering expenses on behalf of the Company. In addition, please confirm on a supplemental basis that the offering expenses borne by Newtek NY do not exceed 0.01% of Newtek NY’s net asset value.

Response: Based on its discussions with the Commission, the Company advises the Staff on a supplemental basis, that it has reissued the Company’s financial statements for inclusion in the Registration Statement. The financial statements have been prepared under the assumption that the Reincorporation Transaction will be completed and that the Company will bear all organization and offering costs related to the transaction. Since the Company is newly formed and is a shell company, it does not currently have any available funds to pay those costs. As such, Newtek NY has paid, and will continue to pay, any costs associated with the transaction and the Company will record amounts owed to Newtek NY as a related party payable on its balance sheet. In addition, the Company advises the Staff on a supplemental basis, that the offering expenses borne by Newtek NY do not exceed 0.01% of Newtek NY’s net asset value.

4.	Example on page 17— Please inform the how the Company calculated the expenses for Newtek NY.

Response: The Company advises the Staff on a supplemental basis, that the expense percentages calculated in the Newtek NY column reflect the actual expenses incurred for the year ended December 31, 2013 per the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, divided by Newtek NY’s net asset value as of

Ms. Sheila Stout

September 23, 2014

December 31, 2013. Operating expenses reflect all consolidated expenses of Newtek NY and its subsidiaries, less interest expense. Interest expense includes interest incurred on a consolidated basis for the year ended December 31, 2013.

5.	We have reviewed the Seed Stage Balance Sheet included in the Prospectus and have the following comments:

a.	Please inform the Staff which entity is responsible for the offering expenses and which entity paid the offering expenses.

Response: Based on its discussions with the Commission, the Company advises the Staff on a supplemental basis, that it has reissued the Company’s financial statements for inclusion in the Registration Statement. The financial statements have been prepared under the assumption that the Reincorporation Transaction will be completed and that the Company will bear all organization and offering costs related to the transaction. Since the Company is newly formed and is a shell company, it does not currently have any available funds to pay those costs. As such, Newtek NY has paid, and will continue to pay, any costs associated with the transaction and the Company will record amounts owed to Newtek NY as a related party payable on its balance sheet.

b.	Please inform the Staff on a supplemental basis whether the Company issued any shares to Newtek NY in exchange for Newtek NY’s incurring the Company’s organization costs.

Response: The Company advises the Staff on a supplemental basis that 100 shares were issued to Newtek NY in June 2014.

6.	We have reviewed the Special Purpose Schedule of Investments included in the Prospectus and have the following comments:

a.	Please confirm to the Staff on a supplemental basis that over 75% of the loans as of the anticipated effective date of the Registration Statement will have been audited.

Response: The Company confirms to the Staff on a supplemental basis that over 75% of the loans as of the anticipated effective date of the Registration Statement will have been included in the audited Special Purpose Schedule of Investments.

b.	Page F-50— Please explain to the Staff on a supplemental basis why the names of the Company’s non-performing SBA Loans were not disclosed.

Ms. Sheila Stout

September 23, 2014

Response: The Company has revised the above-referenced disclosure to include the full legal names of the Company’s non-performing SBA Loans.

c.	Page F-50— Please confirm to the Staff on a supplemental basis that the dashes included in the chart of the Company’s non-performing SBA loans denote zero.

Response: The Company confirms to the Staff on a supplemental basis that the dashes included in the chart of the Company’s non-performing SBA loans denote zero.

d.	Page F-52— On a going-forward basis, please include the disclosure for control investments contained in Schedule 12-14.

Response: The Company acknowledges the Staff’s comment and advises that it will include the disclosure for control investments contained in Schedule 12-14 in its next periodic report.

e.	Page F-52— On a going-forward basis, please include related party disclosure in the footnotes to the Company’s financial statements.

Response: The Company acknowledges the Staff’s comment and advises that it will include related party disclosure in the footnotes to the Company’s financial statements in its next periodic report.

f.	Footnotes to the Special Purpose Schedule of Investments— Please confirm that each of the entities listed in the footnotes to the Special Purpose Schedule of Investments is a directly or indirectly wholly-owned subsidiary of Newtek NY.

Response: The Company confirms that each of the entities listed in the footnotes to the Schedule of Investments is a directly or indirectly wholly-owned subsidiary of Newtek NY.

g.	Footnote 2— On a going-forward basis, please specify that the Prime Rate is equal to 3.25% as of March, 31, 2014.

Response: The Company acknowledges the Staff’s comment and advises that it will specify that the Prime Rate is equal to 3.25% as of March 31, 2014 in the Company’s financial statements in its next periodic report.

Ms. Sheila Stout

September 23, 2014

h.	Footnote 13— Please confirm to the Staff on a supplemental basis that there were no costs incurred to organize the holding companies and portfolio companies to which footnote 13 applies.

Response: The Company confirms to the Staff on a supplemental basis that there were no material costs incurred to organize the holding companies and portfolio companies to which footnote 13 applies. These companies were organized internally and only small insignificant amounts would have been incurred for legal and filing fees related to their formation. The footnote will be modified going forward.

i.	Please confirm to the Staff on a supplemental basis that the Company does not receive any payment in-kind (“PIK”) interest.

Response: The Company confirms to the Staff on a supplemental basis that it does not receive any PIK interest.

j.	Notes— Please inform the Staff on a supplemental basis how equity investments are fair valued.

Response: The Company advises the Staff on a supplemental basis that it used a third party specialist to value its two largest portfolio companies as of June 30, 2013. Subsequently, the Company adopted the methodology used in that model to prepare the valuations using both a discounted cash flow and a market comparable method. The weighting used to arrive at the concluded fair value was 50% for both values for the majority of the investments. One such investment had no market comparable data and therefore the company applied the discounted cash flow only. The Company will update its disclosure going forward to indicate such and to disclose the applicable weightings.

k.	Notes— On a going-forward basis, please include a weighted average column in the table presenting the quantitative information about the significant unobservable inputs of the Level 3 investments.

Response: The Company acknowledges the Staff’s comment and advises that it will include a weighted average column in the table presenting the quantitative information about the significant unobservable inputs of the Level 3 investments in its next periodic report.

l.	Notes— On a going-forward basis, please amend the disclosure in the Notes to the Special Purpose Schedule of Investments to take into account that any changes in the

Ms. Sheila Stout

September 23, 2014

observable inputs would potentially result in a significant change in the fair value estimate of the underlying loan.

Response: The Company acknowledges the Staff’s comment and advises that it will amend the disclosure in the Notes to the Special Purpose Schedule of Investments to take into account that any changes in the observable inputs would potentially result in a significant change in the fair value estimate of the underlying loan in its next periodic report.

*     *     *     *     *

In addition, the Company confirms that:

•	The Company is responsible for the accuracy and adequacy of the disclosure in the Registration Statement;

•	Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

Cc:	Barry Sloane, Newtek Business Services Corp.
Matthew Ash, Newtek Business Services Corp.
John Mahon, Sutherland Asbill & Brennan LLP